AMENDMENT AND WAIVER AGREEMENT

This Amendment and Waiver Agreement (the “Agreement”) is being entered into as of November 14, 2006 by and among Corgi International Limited, a corporation organized under the laws of Hong Kong (the “Company”), LightSaber Acquisition Corp, a Delaware corporation and wholly-owned subsidiary of the Company (“MergerSub”), and Master Replicas Inc., a Delaware corporation (“Master Replicas”), in connection with the Agreement and Plan of Merger, dated October 4, 2006, among the Company, MergerSub and Master Replicas (the “Merger Agreement”). Capitalized terms not otherwise defined in this Agreement shall have the meaning ascribed to them in the Merger Agreement.

Whereas, the Company has entered into a Purchase Agreement, dated November 14, 2006 (the “Purchase Agreement”), pursuant to which the Company will issue ADSs and warrants to the investors party to the Purchase Agreement (the “Investors”) and a Registration Rights Agreement pursuant to which the Company will grant certain registration rights to the Investors (the “Registration Rights Agreement”); and

Whereas, the Company and Master Replicas desire to conform certain provisions of the Merger Agreement to those of the Purchase Agreement and the Registration Rights Agreement and amend, clarify and waive certain provisions of the Merger Agreement; and

Whereas, pursuant to Section 9.6 of the Merger Agreement, the Merger Agreement may be amended by written consent of the Company, MergerSub and Master Replicas; and

Whereas, pursuant to Section 9.7 of the Merger Agreement, the Company and MergerSub or Master Replicas may waive compliance by the other party with any of the agreements or conditions contained in the Merger Agreement; and

Whereas, the Company, MergerSub and Master Replicas desire to amend and waive certain provisions of the Merger Agreement as set forth below.

Agreement

Now, Therefore, in consideration of these premises and for other good and valid consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.    Amendment to Section 6.9(b) of the Merger Agreement. Section 6.9(b) of the Merger Agreement shall be deleted in its entirety and replaced with the following:

(b)(i)
Parent shall file, as soon as possible but in no event later than 120 days following the Closing Date (the “Filing Deadline”), a registration statement on Form F-3 (or any successor to Form F-3 or other form) under the Securities Act so as to register the issuance and resale of the ADSs that comprise the Merger Consideration (other than shares registrable on Form F-8) including a plan of distribution substantially similar to the one contained in Exhibit C to the Purchase Agreement. If a Registration Statement covering the Merger Consideration is not filed with the SEC on or prior to the Filing Deadline, the Parent will make pro rata payments to each stockholder of the Parent, other than Mr. Cookson, Mr. Huffard, Consor Capital and their affiliates (the “Designated

Holders”), as liquidated damages and not as a penalty, in an amount equal to 2.0% of the aggregate value of the ADSs that are part of the Merger Consideration registered hereunder (assuming for this purpose the value of one ADS is $1.10, subject to adjustment for stock combinations, stock splits and the like (the “Deemed Value”)) for each 30-day period or pro rata for any portion thereof following the Filing Deadline for which no Registration Statement is filed with respect to the such ADSs. Such payments shall constitute the stockholders of the Company’s exclusive monetary remedy for such events, but shall not affect the right of such stockholders to seek injunctive relief. Such payments shall be made to each stockholder in cash.

(ii)
Notwithstanding the provisions of Section 6.9(b)(i), if at any time prior to the date the Registration Statement is first declared effective by the SEC (such date, the “Effective Date”) the SEC takes the position that the offering of the Merger Consideration as contemplated by the Registration Statement violates the provisions of Rule 415 under the 1933 Act because of (A) the number of ADSs included in such Registration Statement, the Parent shall be permitted to remove from the Registration Statement all or such portion of the Affiliate Securities (as defined in the Purchase Agreement) and the Merger Consideration and/or (ii) agree to such restrictions and limitations on the registration and resale of the Affiliate Securities and the Merger Consideration as the SEC may require to assure the Parent’s compliance with the requirements of Rule 415 or (B) the inclusion of the Warrant Shares (as defined in the Purchase Agreement) in the Registration Statement, the Parent shall (i) remove from the Registration Statement all or such portion of the Warrant Shares and/or (ii) agree to such restrictions and limitations on the registration and resale of the Warrant Shares as the SEC may require to assure the Parent’s compliance with the requirements of Rule 415. In the event that the provisions of this clause (ii) apply, the Parent shall determine as to whether clause (A) or (B) is applicable. The provisions of this Section 6.9(b)(ii) shall not limit or otherwise affect the obligations of the Parent, which are absolute and unconditional, to effect the registration of the Registrable Securities as provided in this Agreement. Any Registrable Securities excluded from a Registration Statement pursuant to this Section 6.9(b)(ii) are hereinafter referred to as “Cut-Back Securities.” Except as provided in Section 6.9(b)(iii), no liquidated damages shall accrue or be owing on any Cut-Back Securities excluded from the Registration Statement as a result of the application of this Section.

(iii)
No later than 180 days after the earlier of (i) the Effectiveness Deadline and (ii) the Effective Date (the earlier of such dates, the “Cut-Back Filing Deadline”), the Parent shall prepare and file with the SEC one Registration Statement on Form F-3 (or, if Form F-3 is not then available to the Parent, on such form of registration statement as is then available to effect a registration for resale of the Registrable Securities), covering the resale of the Cut-Back Securities. Subject to any SEC comments, such Registration Statement shall include the plan of distribution substantially in the form as Exhibit C to the Purchase Agreement. Such Registration Statement also shall cover, to the extent allowable under the 1933 Act and the rules promulgated thereunder (including Rule 416), such indeterminate number of additional ADSs resulting from stock splits, stock dividends or similar transactions with respect to the Cut-Back Securities. If a Registration Statement covering the Cut-Back Securities is not filed with the SEC on or prior to the Cut-Back Filing Deadline, the Parent will make pro rata payments to each Company stockholder holding Cut-Back Securities, other than the Designated Holders, as liquidated damages and not as a penalty, in an amount equal to 2.0% of the Deemed Value of the ADS held by such Company stockholder in respect of the Cut-Back Securities for each 30-day period or pro rata for any portion thereof following the Cut-Back Filing Deadline for which no Registration Statement is filed with respect to the Cut-Back Securities. Such payments shall constitute such stockholders’ exclusive monetary remedy for such events, but shall not affect the right of such stockholders to seek injunctive relief. Such payments shall be made to each affected stockholders in cash.

(iv)
The Parent will pay all expenses associated with each registration, including filing and printing fees, and accounting fees and expenses, costs associated with clearing the Merger Consideration for sale under applicable state securities laws, and listing fees, but excluding discounts, commissions, fees of underwriters, selling brokers, dealer managers or similar securities industry professionals with respect to the securities being sold.

(v)
The Parent shall use commercially reasonable efforts to have any Registration Statement declared effective as soon as practicable. If (A) a Registration Statement covering all of the applicable Merger Consideration (other than any Cut-Back Securities) is not declared effective by the SEC prior to the earliest of (i) five (5) Business Days after the SEC shall have informed the Parent that no review of the Registration Statement will be made or that the SEC has no further comments on the Registration Statement, (ii) the 120th day after the Filing Date or (iii) the 240th day after the Closing Date (the earliest of such dates, the “Effectiveness Deadline”), (B) a Registration Statement covering all of the Cut-Back Securities, if any, is not declared effective by the SEC prior to the earliest of (i) five (5) Business Days after the SEC shall have informed the Parent that no review of the Registration Statement will be made or that the SEC has no further comments on the Registration Statement, (ii) the 60th day after the Cut-Back Filing Deadline, or (C) after a Registration Statement has been declared effective by the SEC, sales cannot be made pursuant to such Registration Statement for any reason (including without limitation by reason of a stop order, or the Parent’s failure to update the Registration Statement), but excluding the inability of any stockholder to sell the Merger Consideration covered thereby due to market conditions and except as excused pursuant to subparagraph (vi) below, then the Parent will make pro rata payments to each affected stock holder, other than the Designated Holder, as liquidated damages and not as a penalty, in an amount equal to 2.0% of the aggregate Deemed Value of ADSs of such stockholder in the affected Merger Consideration for each 30-day period or pro rata for any portion thereof following the date by which such Registration Statement should have been effective (the “Blackout Period”). Such payments shall constitute the stockholders’ exclusive monetary remedy for such events, but shall not affect the right of the Investors to seek injunctive relief. The amounts payable as liquidated damages pursuant to this paragraph shall be paid monthly within three (3) Business Days of the last day of each month following the commencement of the Blackout Period until the termination of the Blackout Period. Such payments shall be made to each Investor in cash.

(vi)
For not more than twenty (20) consecutive days or for a total of not more than forty-five (45) days in any twelve (12) month period, the Parent may delay the disclosure of material non-public information concerning the Parent, by suspending the use of any Prospectus included in any registration contemplated by this Section containing such information, the disclosure of which at the time is not, in the good faith opinion of the Parent, in the best interests of the Parent (an “Allowed Delay”); provided, that the Parent shall promptly (a) notify the Investors in writing of the existence of (but in no event, without the prior written consent of an Investor, shall the Parent disclose to such Investor any of the facts or circumstances regarding) material non-public information giving rise to an Allowed Delay, (b) advise the Investors in writing to cease all sales under the Registration Statement until the end of the Allowed Delay and (c) use commercially reasonable efforts to terminate an Allowed Delay as promptly as practicable.

(vii)	Notwithstanding the other provisions of this Section, in no event shall the Parent be liable for liquidated damages under this Agreement in excess of $1,175,000 in the aggregate.

(viii) Parent will use commercially reasonable efforts to effect the registration of the Merger Consideration in substantially similar manner as the ADSs pursuant to the Purchase Agreement.

(ix)
Parent’s obligation to cause such Registration Statement to become effective and to remain continuously effective for a period that will terminate, as to each stockholder, upon the earlier of (i) the date on which all ADS part of the Merger Consideration held by such stockholder and covered by such Registration Statement as amended from time to time, have been sold, and (ii) the date on which all such ADSs held by such stockholder and covered by such Registration Statement may be sold by such stockholder pursuant to Rule 144(k) or, in any three-month period in accordance with the volume limitations under Rule 144 (the “Effectiveness Period”). Parent covenants and agrees to: (i) make and keep public information available, as those terms are understood and defined in Rule 144, until the earlier of (A) six months after such date as all of the ADSs of the stockholders may be resold pursuant to Rule 144(k) or any other rule of similar effect or (B) such date as all of the Merger Consideration shall have been resold; and (ii) file with the SEC in a timely manner all reports and other documents required of the Company under the 1934 Act.

2.    Amendment to Section 2.1(h) of the Merger Agreement. Assuming the closing of the sale of ADSs pursuant to the Purchase Agreement without any amendments or waivers relating to the purchase price of the ADSs thereunder, Section 2.1(h) of the Merger Agreement is hereby amended so that the term “FP” is defined as $1.10 (subject to adjustment for stock splits, combinations and the like occurring prior to the Closing).

3.    Waivers regarding Mr. Ken Fowler. Master Replicas hereby waives any breach of any covenant of the Merger Agreement, and any inaccuracy of any representation or warranty of the Company in the Merger Agreement, resulting from Mr. Ken Fowler’s resignation from the employment of the Company and the severance payment made to Mr. Fowler in connection therewith. Master Replicas also hereby waives the conditions to its obligations under the Merger Agreement set forth in Section 7.3(m) of the Merger Agreement with respect to Mr. Fowler’s failure to execute a lock-up agreement.

4.    Assumption of Ropart Asset Management, LLC Series A Warrants. The following clause shall be added to the end of the first sentence of Section 6.16: “other than Series A Warrants issued to

Ropart Asset Management, LLC and any of its affiliates”. In addition, the reference in Section 2.1(i) to “Section 6.14” shall be replaced with “Section 6.16”.

5.    Acknowledgement of Satisfaction of Section 7.3(o) of the Merger Agreement. Master Replicas hereby acknowledges that the closing of the transactions contemplated under the Sale and Purchase Agreement, dated November 3, 2006, among the Company, Poundwell Limited, Zindart Manufacturing Limited, Dongguan Xinda Giftware Company, Luen Tat Model Design Company Limited, Luen Tat Mould Manufacturing Limited and Onchart Industrial (BVI) Limited satisfies the condition set forth in Section 7.3(o) of the Merger Agreement and that the execution of such agreement fulfills the provisions of Section 9.3(c) of the Merger Agreement.

6.    Extension of Termination under Section 9.2 until December 31, 2006. The reference to December 15, 2006 shall in Section 9.2 shall be replaced with December 31, 2006.

7.    Waiver of Section 9.3(c) of the Merger Agreement. Master Replicas hereby waives the termination right set forth in Section 9.3(c) of the Merger Agreement.

8.    Full Force and Effect. Except as expressly modified by this Agreement, all of the terms and conditions of the Merger Agreement shall remain in full force and effect.

9.    Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

10.    Governing Law. This Agreement shall be governed in all respects by the laws of the State of Delaware, without giving effect to conflict of law principles thereof.

[Signature pages follow]

The parties hereto have executed this Amendment and Waiver Agreement as of the date first set forth above.

CORGI INTERNATIONAL LIMITED
By: /s/ George Volanakis Name: George Volanakis Title: Chief Executive Officer

LIGHTSABER ACQUISITION CORP.
By: /s/ George Volanakis Name: George Volanakis Title: President

MASTER REPLICAS INC.
By: /s/ Michael Cookson Name: Michael Cookson Title: Chief Executive Officer